

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 20, 2010

Mr. Brian L. Cantrell
Senior Vice President and Chief Financial Officer
Alliance Holdings GP, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, OK 74119

> **Re: Alliance Holdings GP, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Response Letter Dated December 21, 2009**
> **File No. 000-51952**

Dear Mr. Cantrell:

We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director